January 23, 2008

Via EDGAR & Federal Express

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Vantage Energy Services, Inc.

Schedule 14A

Filed December 3, 2007

File No. 001-33496

Vantage Drilling Company

Registration Statement on Forms F-4 and F-l

Filed December 3, 2007

File No. 333-147797

Dear Mr. Schwall:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on January 8, 2008 (the “Staff Letter”) with respect to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by Vantage Energy Services, Inc. (“Vantage Energy”) and the Registration Statement on Forms F-4 and F-l (“Registration Statement”) filed by Vantage Drilling Company (“Vantage Drilling”). We are filing electronically Amendment No. 1 to the Proxy Statement and Registration Statement (“Amendment No. 1”), originally filed on December 3, 2007, which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 1.  We are providing to you under separate cover three copies of Amendment No. 1, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the initial Proxy Statement and Registration Statement filings made on December 3, 2007.  For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

General

1.                                      Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

In response to the Commission’s comment, we have made parallel changes in the document wherever appropriate.

2.                                      Please file all omitted exhibits, including opinions of counsel, as soon as practicable. We will need sufficient time to review these materials and may have additional comments.

Please be advised that the omitted exhibits and the opinions of Ellenoff Grossman & Schole, LLP and Maples & Calder LLP are currently being negotiated and will be filed as soon as practicable.

3.                                      In the amended filing, please fill in all blanks.

In response to the Commission’s comment, we have modified the disclosure throughout Amendment No. 1 to fill in blanks, save for the record date, meeting date and meeting location, which have yet to be determined.

4.                                      The description of the transaction(s) to be considered and voted on by the Shareholders of the Company, as currently drafted is very confusing in so far as the actual transactions taking place, as well as the issues to be considered by the shareholders in voting on the transaction(s) contemplated by the Company is unclear and is not described and analyzed on a component basis. Therefore, the disclosure should be revised throughout the document to address, among other things, the following:

In response to the Commission’s comments, we have modified the disclosure on the cover page and on pages 1-2, 14, 64, 82, 98 and 161-162 of Amendment No. 1.

•                  To the extent that various transactions and/or events must take place prior to or subsequent to any other events and/or transactions, those factors should be set forth and specifically discussed.

In response to the Commission’s comment, we have modified the disclosure to state that the steps to be taken pursuant to the Purchase Agreement are anticipated to occur simultaneously and are not sequential or conditional in nature.

•                  The fact that there appear to be several different transactions and not a single transaction being contemplated hereby needs to be described and discussed in a detailed fashion.

In response to the Commission’s comment, we have modified the disclosure to state that there is only one transaction contemplated, i.e. the Acquisition pursuant to the Share Purchase Agreement.  There are a number of procedural steps needed to accomplish the Acquisition and these steps are enumerated on pages 1-2, 14, 64, 82, 98 and 161-162 of Amendment No. 1.

•                  The fact that there is both a separate share acquisition transaction, as well as a merger transaction, each with its own separate set of agreements and documentation, contemplated needs to be specifically described and discussed.

In response to the Commission’s comment, we have modified the disclosure to state that the merger transaction is only a component of the Acquisition and is not a transaction separate and apart from the Share Purchase Agreement.  The merger agreement will only facilitate the exchange of securities of Vantage Energy for Vantage Drilling pursuant to Vantage Energy becoming wholly owned by Vantage Drilling after the Acquisition contemplated by the Share Purchase Agreement.

•                  A discussion as to why the Company has been included as a party to the Share Purchase Agreement when it does not appear as though the Company is either buying or selling assets or exchanging shares pursuant to this agreement should be included and thoroughly discussed, and

In response to the Commission’s comment, we have modified the disclosure to clarify that Vantage Energy will become a wholly owned subsidiary of Vantage Drilling as a result of the Acquisition contemplated by the Share Purchase Agreement.  Vantage Energy is therefore a party to the Share Purchase Agreement.

•                  A discussion as to why Vantage Drilling has been included as a party to the transactions, and the role and function(s) served by Vantage Drilling with respect to the structure of the transaction(s) should be discussed thoroughly.

In response to the Commission’s comments above, we have modified the disclosure to explain that pursuant to the Share Purchase Agreement, Vantage Drilling will acquire both OGIL (through a purchase of the ordinary shares of OGIL) and Vantage Energy (through an exchange of securities effected by the merger agreement).  For this reason, Vantage Drilling is included as a party to the Share Purchase Agreement and the merger agreement.

5.              We note your disclosure in several places in the document where you note your right to adjourn the meeting in the event that there are not sufficient votes to approve the acquisition proposal in order to take actions to ensure or assist in obtaining passage of the acquisition proposal. In this context, please discuss and/or disclose, where appropriate:

•                  The actions and steps that you will undertake or will consider undertaking in order to obtain the sufficient vote to approve the acquisition proposal.

In response to the Commission’s comment, we have modified the disclosure on pages 28 and 155 of Amendment No. 1.

•                  The extent to which these actions and/or undertakings were contemplated at the time of your IPO transaction, the level of disclosure concerning such actions and/or undertakings were discussed in the IPO registration statement, and the extent to which such disclosure should have been included in the IPO registration statement.

Please be advised that the disclosure in the first paragraph on page 11 of the Company’s IPO final prospectus contemplates post-IPO open market purchases by the founders and the agreement by the founders to vote the shares so acquired in favor of a business combination.

•                  The extent to which such actions and/or undertakings might be viewed as occurring in the course of a distribution by the Company and therefore may be violative of applicable rules and regulations of the Commission, and

In response to the Commission’s comment, we have modified the disclosure on pages 28 and 155 of Amendment No. 1.

•                  The extent to which such actions and/or undertakings may be otherwise violative of applicable Federal securities laws, rules and regulations. We may have further comment.

In response to the Commission’s comment, we have modified the disclosure on pages 28 and 155 of Amendment No. 1.

6.                                      We note your disclosure in several places in the document disclosing and discussing the fact that with respect to the acquisition proposal, votes and proxy cards which are delivered but either abstain from voting on the acquisition proposal, are broker non-votes, or are otherwise viewed as having not reflected a vote on such proposal will not be counted which respect to the total number of votes cast with respect to the acquisition proposal, and as such, have the effect of making it easier to obtain a vote in favor of the acquisition transaction. In addition, the acquisition proposal, unlike any of the other proposals, requires only a majority of the shares voted which are shares having been issued in your IPO offering, as opposed to a majority of the issued and outstanding shares. The disclosure should be enhanced and/or added in all appropriate places to highlight these facts, as well as to compare the required vote provisions for the acquisition proposal as opposed to the other proposals, and to compare and contrast the requirements with respect to approval of the acquisition proposal to those generally required under Delaware law.

In response to the Commission’s comment, we have modified the disclosure on the second page of the Notice and on pages 4, 59 and 127 of Amendment No. 1.

7.                                      We note that solicitations may be made in person. Please ensure your compliance with Rule 14a-6(c).

The Company will comply with Rule 14a-6 if solicitations are made in person.

8.              Please revise the disclosure throughout your filing to make clear that, in addition to losing their conversion rights by returning their proxy cards without an indication of how they desire to vote with respect to the acquisition proposal, shareholders will lose the conversion rights if they vote “abstain” with respect to the acquisition proposal or, if their shares are held in street name, do not provide voting instructions to their brokers. In addition, please clarify the treatment of a proxy card that has been submitted and signed, but without an indication of how the shareholder would like to vote. For example, please indicate whether such shares will be voted in favor of such proposal, and if not, whether the shareholder would maintain his or her conversion right.

In response to the Commission’s comment, we have modified the disclosure on pages 6 and 61 of Amendment No. 1.

Questions and Answers About the Proposals. page 1

9.                                      Please make sure to identify Vantage Energy as the “Company” in the first paragraph.

In response to the Commission’s comment, we have modified the disclosure on page 1 of Amendment No. 1.

10.                               When initially discussing and describing the “Contracts” which are involved in the transaction, the disclosure should be clarified so that it is clear that the Company is purchasing the rights and obligations with respect to the purchaser of the oil field equipment being constructed pursuant to the contracts, and is not acquiring the obligations  to construct such equipment for another entity in accordance with the terms of the contracts.

In response to the Commission’s comment, we have modified the disclosure on pages 1 and 14 of Amendment No. 1.

11.                               Define the term “affiliate” as used in connection with the description of the relationship between the Company and Vantage Drilling.

In response to the Commission’s comment, we have modified the disclosure on pages 1 and 13-14 of Amendment No. 1.

12.                               On page 3, provide detailed discussion as to the “value creation” which results from the status of the Jack -up Rigs as “construction in progress” as opposed to completed projects.

In response to the Commission’s comment, we have modified the disclosure on page 4 of Amendment No. 1.

13.                               With respect to the second proposal, provide brief detail describing the general nature of the provisions currently in the Company’s certificate of incorporation which are proposed to be deleted and why such proposal is being made.

In response to the Commission’s comment, we have modified the disclosure on page 5 of Amendment No. 1.

14.                               We note your statement that you anticipate funding the completion costs for the jackup rigs through your bank facility, cash on hand and cash flow from operations. Given the $77 million difference between the amount that you intend to draw pursuant to your bank facility and your estimate of the completion costs, please clarify the source of the cash on hand and how you will have cash flow from operations before the rigs are completed.

In response to the Commission’s comment, we have modified the disclosure on page 7 of Amendment No. 1.

15.       We note your disclosure with respect to the conversion rights and the provisions put in place with respect to the exercise of such conversion rights. In an appropriate place in the document, describe:

In response to the Commission’s comment, we have modified the disclosure on pages 10-11, 20, and 60 of Amendment No. 1.

•                  The reasons why all shares which are sought to be converted must be delivered three business days before the vote to be taken at the Special Meeting.

In response to the Commission’s comment, we have modified the disclosure to state that conversion may take place at any time at or prior to the vote at the special meeting.

•                  What provisions have been put into place to allow for a change by a Shareholder of his/her/its vote and/or decision to convert after the three business-day deadline but before the commencement of the Special Meeting.

In response to the Commission’s comment, we have modified the disclosure to state that conversion may take place at any time at or prior to the vote at the special meeting.

•                  The impact of a decision to adjourn the meeting due to an insufficient vote in favor of the acquisition proposal on the ability of shareholders to exercise conversion rights.

In response to the Commission’s comment, we have modified the disclosure to state that conversion may take place at any time at or prior to the vote at the special meeting.  Therefore an adjournment prior to the vote at the special meeting will not affect the stockholders’ conversion rights.

•                  Additional detail as to the “nominal cost” required of Shareholders in order to exercise their conversion rights under the DTC/DWAC, and

In response to the Commission’s comment, we have modified the disclosure on pages 10-11 and 60 of Amendment No. 1.

•                  Discussion as to the level of disclosure provided in your IPO registration statement regarding these provisions relating to the exercise of conversion rights.

In response to the Commission’s comment, we have modified the disclosure to remove all references to the three business-day deadline and instead state that conversion may occur at any time at or prior to the vote at the special meeting.  This disclosure is consistent with the disclosure on page 82 of the IPO final prospectus, which states that a stockholder may request conversion at any time after the mailing of the proxy statement and prior to the vote being taken.

16.                               Provide the basis for your statement that no indemnification claims exist.

In response to the Commission’s comment, we have modified the disclosure on page 12 of Amendment No. 1.

Summary of the Proxy Statement, page 12

17.                               Define and describe the “affiliation” between TMT and F-3.

In response to the Commission’s comment, we have modified the disclosure on page 13 of Amendment No. 1.

18.                               Define and describe the “affiliation” between the Company and Vantage Drilling.

In response to the Commission’s comment, we have modified the disclosure on pages 1 and 13-14 of Amendment No. 1.

19.                               Disclose the purpose and reasoning behind the inclusion of the Company as a party to the share purchase agreement which appears substantively to relate solely to the transactions relating to the acquisition of OGIL assets by Vantage Drilling.

In response to the Commission’s comments, we have modified the disclosure on the cover page and on pages 1-2, 14, 64, 82, 98 and 161-162 of Amendment No. 1.  We have modified the disclosure to clarify that Vantage Energy will become a wholly owned subsidiary of Vantage Drilling as a result of the Acquisition contemplated by the Share Purchase Agreement.  Vantage Energy is therefore a party to the Share Purchase Agreement.

20.                               In the Summary, and all other appropriate places, break down the overall transaction into the various specific transactions that must be consummated before the entire transaction can be consummated by the parties.

In response to the Commission’s comment, we have modified the disclosure to state that there is only one transaction contemplated, i.e. the Acquisition pursuant to the Share Purchase Agreement.  There are a number of procedural steps needed to accomplish the Acquisition and these steps are enumerated on pages 1-2, 14, 64, 82, 98 and 161-162 of Amendment No. 1.  The disclosure has been clarified to state that such steps are anticipated to occur simultaneously.

21.                               Discuss and describe the process by which the contracts will be assigned to OGIL, including any timing considerations which must be must be met in order to consummating the overall transactions’ purpose.

In response to the Commission’s comment, we have modified the disclosure on pages 13 and 15 of Amendment No. 1, which also cross reference the disclosure on pages 86-87.  The Contracts were novated to OGIL on August 29, 2007.

22.                               In an appropriate place, provide a breakdown of the value attributed to each of the various assets to be acquired by OGIL from F-3 and other related or affiliated parties.

In response to the Commission’s comment, we have modified the disclosure on page 13 of Amendment No. 1 to add the last sentence under the heading “Offshore Group Investment Limited.”

23.                               Identify the party issuing the Promissory Note.

In response to the Commission’s comment, we have modified the disclosure on the cover page and pages 2, 9, 14, 64, and 82 of Amendment No. 1.

24.                               We note the disclosure that a portion ($8 Million) of the purchase price will be assigned to the price of the exercise of the option. Where will the $8 million be assigned in the event that the exercise of the option does not take place prior to the closing of the transaction?

Please be advised that the option will become exercisable upon consummation of the Acquisition and will remain exercisable for six months.  The option will be recorded at its estimated fair value as a long term asset.  Please see the disclosure on pages 19-20 under the heading “Accounting Treatment.”   The treatment of the $8 million upon exercise of the option is disclosed on the cover page and pages 9, 15, 65, 83, 94, 162 and 168 of Amendment No. 1.

25.                               Provide disclosure to discuss what the total consideration being paid and/or contract obligations assumed is for all the assets being transferred in the various transactions contemplated herein, and relate such valuation to the application of the 80% test required of the Company.

In response to the Commission’s comment, we have modified the disclosure on the cover page and pages 9, 14-15, and 64 of Amendment No. 1.

26.                               Discuss here, and all other appropriate places, whether the Company proposes to provide a tax opinion to address the applicable tax consequences of the various transactions contemplated hereby; and if not why such an opinion does not need to be provided. We may have further comment.

In response to the Commission’s comment, we have modified the disclosure on page 17 of Amendment No. 1.  The Company does intend to provide such an opinion and such intent is stated on the top of pages 38 and 116.

27.                               Describe in an appropriate place as to why the Company is borrowing money under the debt facility to consummate the acquisition of the OGIL assets when such assets are being acquired by Vantage Drilling.

In response to the Commission’s comment, we have modified the disclosure on pages 17, 18, 19, 83, 84, and 87 of Amendment No. 1 to indicate that Vantage Drilling will be the party to the borrowing.  As originally structured the Company was to be the acquiring party of OGIL and therefore was the borrower.  However, the Share Purchase Agreement, as amended, calls for Vantage Drilling to acquire OGIL and the Company, and therefore Vantage Drilling will now be the borrower.

The Acquisition Proposal, page 12

The Acquisition, page 13

28.                               Please clarify here and throughout your filing that the cost of the acquisition includes $40 million in rig outfitting costs.

In response to the Commission’s comment, we have modified the disclosure on the cover page and pages 9, 15, 65, and 83 of Amendment No. 1.

29.                               Please disclose whether you have an obligation to register for resale the shares of Vantage Drilling to be acquired by F3 Capital, and if so, the source of such obligation. In addition, please disclose whether you have an obligation to bear the costs of any supplement or amendment to the resale prospectus in the future.

In response to the Commission’s comment, we have modified the disclosure on page 184 of Amendment No. 1.

Conditions to the Consummation of the Acquisition, page 17

30.                               Please update your disclosure to indicate those conditions that have been satisfied or waived.

In response to the Commission’s comment, we have modified the disclosure on pages 18 and 83-84 of Amendment No. 1 to remove the conditions that are no longer outstanding as of the date of the joint proxy statement/prospectus.

Interests of the Company Directors and Officers in the Acquisition, page 22

31.                               Please clarify why you chose an “assumed” market price for the common stock and warrants, of $7.55 and $1.47, respectively, for the table. If these were the closing prices for such securities on November 20, 2007, please so state.

In response to the Commission’s comment, we have modified the disclosure on page 24 of Amendment No. 1.

Market Price Information and Dividend Data for Vantage Securities, page 32

32.                               We note your statement that Vantage Energy Services estimates that it is obligated to issue a certain number of shares prior to the consummation of the acquisition. Please indicate on what basis Vantage Energy Services is obligated to issue such shares.

In response to the Commission’s comment, we have modified the disclosure on page 34.  The Company is not obligated to issue shares to any party prior to the consummation of the Acquisition, except for warrants issued in the Company’s initial public offering.

Risk Factors, page 33

33.                               We note that certain risks, rather than describe a risk associated with Vantage Drilling, the proposed acquisition or the exchange offering, describe the consequences of not completing the merger. The disclosure contained in those risk factors is not appropriate for inclusion in the Risk Factor section. Please relate the disclosure to a more appropriate area of the filing or eliminate the disclosure. We note the risk factor “Failure to consummate the acquisition could negatively impact the market price of our common stock” on page 35, and many of the risk factors set forth under the heading “Risks Related to the Company’s Business and Status as a Blank Check Company.”

In response to the Commission’s comment, we have modified the disclosure on pages 49-54 of Amendment No. 1 to remove risk factors describing the consequences of not completing the Acquisition.

34.                               In addition, please update your risk factors to reflect the proposed acquisition, or support any conclusion that such risks that are related to any proposed business combination, or failure to effect a business combination, are relevant in this context. For example, many of the risks under the heading “Risks Related to the Company’s Business and Status as a Blank Check Company” do not reflect the fact that you are proposing a specific acquisition.

In response to the Commission’s comment, we have modified the disclosure on pages 49-54 of Amendment No. 1 to remove risk factors that do not address the specific Acquisition being proposed.

35.                               Throughout this section, rather than state that there is “no assurance” of a particular outcome, simply state the risk plainly and directly.

In response to the Commission’s comment, we have modified the disclosure on pages 38-43, 46-48, and 51-52 of Amendment No. 1.

We may waive one or more conditions to the acquisition ..., page 35

36.                               Please make the statement, if true, that you will act in compliance with relevant state laws and U.S. securities laws with respect to determining whether an amendment to the proxy statement and re-solicitation of the proxies is necessary.

In response to the Commission’s comment, we have modified the disclosure on page 37 of Amendment No. 1.

Vantage Drilling’s business involves numerous operating hazards..., page 39

37.                               In this risk factor and elsewhere in your filing, please clarify that Vantage Drilling is not currently engaged in the business of contract drilling, and does not currently have any customers. For example, we note the reference to “our customers” under the caption “Excess productive capacity will lower future demand ...” on page 43.

In response to the Commission’s comment, we have modified the disclosure on page 46 of Amendment No. 1 to refer to potential future customers.

Our stock price could become volatile, which could limit stockholders’ ability to sell their stock at a profit ... page 41

38.                               Please clarify whether the term “our stock” in this risk factor refers to the stock of Vantage Energy or Vantage Drilling. If the former, please clarify how this risk is relevant in this context.

In response to the Commission’s comment, we have modified the disclosure on pages 42-43 of Amendment No. 1.

Proposal 1 - The Acquisition Proposal, page 75

Background of the Acquisition, page 76

39.                               We note your disclosure that you initiated contact with approximately ten potential targets. Please expand your disclosure regarding why you chose not to pursue the other acquisition targets.

In response to the Commission’s comment, we have modified the disclosure on pages 68 of Amendment No. 1.

40.                               Please disclose the nature of the “previous business dealings” between Nobu Su and Paul Bragg.

Please note that Nobu Su and Paul Bragg have not had any previous business dealings.  However, we disclosed previously that Mr. Su and Mr. O’Leary had previous business dealings.  In response to the Commission’s comment, we have modified the disclosure on page 68 of Amendment No. 1 to clarify the nature of the previous business dealings between Mr. Su and Mr. O’Leary.

41.                               Please provide support for your statement on page 81 that “[t]he Lender indicated a high level of confidence in the transactions contemplated by the parties…”

In response to the Commission’s comment, we have modified the disclosure on page 70 of Amendment No. 1.

42.                               In the discussion of the factors considered by the Company in considering potential targets, list all other material factors considered, disclose that the enumerated list includes all material factors considered, and delete any statements that indicate that there were other relevant factors not otherwise specified in the document, which were considered by the Board with respect to the consideration of targets.

In response to the Commission’s comment, we have modified the disclosure on page 67 of Amendment No. 1.

43.                               Identify the “Lender” mentioned in the discussion at page 80.

In response to the Commission’s comment, we have modified the disclosure on page 70 of Amendment No. 1.

The Company’s Reasons for the Acquisition and Recommendation of the Company’s Board, page 83

The Risk that the Shipyard will not perform the Contracts, page 85

44.                               Please provide support for your statement that PPL Shipyard is one of the largest and most respected shipyards in the world.

In response to the Commission’s comment, we have modified the disclosure on page 74 of Amendment No. 1.

 Fairness Opinion, page 85

45.                               In light of the fact that the Company is not the party making the $331 million purchase of OGIL, please disclose why a fairness opinion is being provided to the Company valuating the Vantage Drilling-OGIL transaction.

As originally executed, the Share Purchase Agreement contemplated the acquisition by the Company of the issued ordinary shares of OGIL, with the Company making the $331 million payment. Therefore the fairness opinion was provided to the Company.  The Share Purchase Agreement was amended whereby the Company and OGIL will now become wholly owned subsidiaries of Vantage Drilling and Vantage Drilling will make the $331 million payment to F3 Capital.  The addressee on the fairness opinion was not altered since the board of directors of the Company originally requested the fairness opinion, since the 80% value test applies to the Company as the blank check entity, and since the Company and Vantage Drilling are affiliated, with Vantage Drilling being recently established for the purposes of carrying out the Share Purchase Agreement.

Sources of Acquisition Financing, page 97

46.                               Describe the benefits to the Company of undertaking debt in order to finance the acquisition of OGIL when the Company is not acquiring the assets being acquired with such debt financing.

In response to the Commission’s comment, we have modified the disclosure on pages 17, 18, 19, 83, 84, and 87 of Amendment No. 1 to indicate that Vantage Drilling will be the party to the borrowing.  As originally structured the Company was to be the acquiring party of OGIL and therefore was the borrower.  However, the Share Purchase Agreement, as amended, calls for Vantage Drilling to acquire OGIL and the Company, and therefore Vantage Drilling will be the borrower.

Independent Verification of Specifications, page 101

47.                               We note your disclosure that Forum will be providing you with a review of the jackup rigs and a status report on the associated contracts. Please update your disclosure with respect to any material information presented by Forum with respect to such review and status report.

In response to the Commission’s comment, we have modified the disclosure on page 92 of Amendment No. 1.

The Drillship, page 104

48.                               Please provide support for your statement that Daewoo Shipbuilding & Marine Engineering is one of the world’s premier shipbuilders.

In response to the Commission’s comment, we have modified the disclosure on page 95 of Amendment No. 1.

Comparison of Cayman Islands Companies Law to Delaware Corporate Law

49.                               Please increase the font in each of the tables set forth in this section, as the information disclosed may otherwise be difficult for shareholders to read.

In response to the Commission’s comment, we have modified the disclosure on pages 101-114 of Amendment No. 1.

Proposal 3. The Second Amendment Proposal, page 137

50.                               Please disclose in this section the number of shares that are currently issued or reserved for issuance. In addition, please discuss the anti-takeover effect of increasing the number of authorized securities.

In response to the Commission’s comment, we have modified the disclosure on page 133 of Amendment No. 1.

Proposal 5 - Director Proposal, page 146

51.                               We note your disclosure that a third nominee for Vantage Drilling has not yet been identified. Please update the disclosure in your filing regarding such director nominee, when identified.

In response to the Commission’s comment, we have modified the disclosure on page 142 and 144 of Amendment No. 1.

52.                               Please disclose the five-year employment history for each director of Vantage Energy, without gaps, and indicate the principal business of each company in which such employment was carried on.

In response to the Commission’s comment, we have modified the disclosure on page 143 of Amendment No. 1.  Please be advised that the employment history gap for Mr. Russell is attributable to the fact that he retired in October 1998.  The recent employment history gap for Mr. Bragg is due to the fact that Mr. Bragg was subject to a non-compete agreement with his former employer and such agreement did not expire until June 29, 2007.

Executive Compensation, page 150

53.                               Please provide the information required by Item 402 of Regulation S-K with respect to the compensation arrangements for Douglas Smith.

In response to the Commission’s comment, we have modified the disclosure on page 147 of Amendment No. 1.  Please note that Mr. Smith was not employed by the Company as of June 30, 2007, the Company’s last fiscal year.

Certain Relationships and Related Party Transactions, page 152

54.                               Please revise your filing to include the text intended to be included with respect to footnotes 2 and 3 to the table on page 153, or remove such footnotes. Similarly, in the table set forth on page 180, please indicate the text in the table to which footnotes 2 and 3 relate.

In response to the Commission’s comment, we have modified the disclosure on pages 149, 174 and 176 of Amendment No. 1.

Information About the Contract Drilling Industry, page 159

Drilling Contracts, page 159

55.                               We note your disclosure regarding the circumstances whereby drilling contracts may be terminated by the customer, or cancelable without cause, upon little or no prior notice. We also note your disclosure that you may be required to enter into contracts that provide for payment on a footage basis, or to enter into turnkey contracts. Please describe the related material risks in the “Risk Factors” section.

In response to the Commission’s comment, we have modified the disclosure on page 45 of Amendment No. 1.

Business Outlook, page 161

56.                               Please balance your discussion by providing a cross-reference to your disclosure set forth in the “Risk Factors” section.

In response to the Commission’s comment, we have modified the disclosure on pages 158 and 159 of Amendment No. 1. Please see the last sentenses of the first, second and fourth paragraphs under the section entitled Business Outlook Starting on page 158.

Information About the Company, page 162

57.                               Pursuant to Item 14 of Form F-4, please disclose the information require by Item 4(A)(3) of Form 20-F with respect to Vantage Drilling.

In response to the Commission’s comment, we have modified the disclosure on page 173 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vantage Energy Services, page 163

58.                               Please combine the disclosure provided under the captions “Overview” and “Developments in Finding a Suitable Business Target” for the period ended June 30, 2007 with such disclosure provided for the period ended September 30, 2007.

In response to the Commission’s comment, we have modified the disclosure on pages 161-165 of Amendment No. 1.

Developments in Finding a Suitable Business Target, page 168

59.                               We note your reference to the discussion of the proposed acquisition and related risks that are set forth in your other Exchange Act filings. Please confirm that all such material information is set forth in this filing, and instead refer to the headings under which shareholders may find such information in this filing.

In response to the Commission’s comment, we confirm that the discussion of the proposed acquisition and related risks that are set forth in our other Exchange Act filings are set forth in this filing.  We have modified the disclosure on page 163 of Amendment No. 1 in order to remove the reference.

Liquidity and Natural Resources, page 164

60.                               Please revise your disclosure to reflect the fact that you are proposing the acquisition of specific assets. For example, rather than discussing your intention to use the remaining net proceeds in the trust to acquire a target business, discuss in this section the source and use of funds to consummate the proposed acquisition, exercise the drillship option during the period provided under the option, and-fund ongoing operations.

In response to the Commission’s comment, we have modified the disclosure on pages 164-165 of Amendment No. 1.

Directors and Management of Vantage Drilling Following the Acquisition, page 177

61.                               Pursuant to Item 18(a)(7) of Form F-4, please provide the information required by Item 6 of Form 20-F with respect to the directors, management and employees of Vantage Drilling.

In response to the Commission’s comment, we have modified the disclosure on page 173 of Amendment No. 1.

Beneficial Ownership of Securities, page 178

Beneficial Ownership following the Asset Acquisition, page 179

62.       You indicate in the table that F3 Capital will have beneficial ownership of 57.9% of the Vantage Drilling ordinary shares after consummation of the asset acquisition. Please reconcile this disclosure with disclosure provided elsewhere in your filing that F3 Capital will own 44% of the shares of Vantage Drilling after the acquisition.

In response to the Commission’s comment, we have modified the disclosure on page 177 of Amendment No. 1.

Selling Shareholder, page 190

63.                               If true, please clarify in this section that the shares to be offered by the selling shareholder are the ordinary shares of Vantage Drilling to be acquired by F3 Capital pursuant to the acquisition of the jackup rigs contracts and related transactions.

In response to the Commission’s comment, we have modified the disclosure on page 186 of Amendment No. 1.

Registration Statement on Form F-1 and Form F-3

Item 21. Exhibits and Financial Statement Schedules, page II-1

64.                               You state on page 194 that certain matters relating to Cayman Islands law will be passed upon by Maples and Calder. Please file such opinion and related consent as exhibits to your filing, and include them in your exhibit index.

Please be advised that the omitted opinion of Maples & Calder LLP and the related consent are currently being negotiated and will be filed as soon as practicable.

Item 22. Undertakings, page II-2

65.                               Please provide all the undertakings in the form required by Item 22.

In response to the Commission’s comment, we have modified the disclosure on page II-4 of the Registration Statement.

Signatures, page II-5

66.                               Please provide the representation required by Form F-I regarding your eligibility to use Form F-l.

In response to the Commission’s comment, we have modified the disclosure on page II-5 of the Registration Statement.

If you have any questions or concerns, please contact me via telephone at (281) 404-4700 or via facsimile at (281) 404-4749 or contact Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,

/s/ Paul A. Bragg
Paul A. Bragg
Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq.
Brian Daughney, Esq.
Chris Celano, Esq.
Douglas Smith
Chris DeClaire
Laura Svetlik
Matthew Gardner, Esq.
Matthew Roberts, Esq.